FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

28 July 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63

2132 JA Hoofddorp

The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒           FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐        NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains:

27 July 2004: TPG AWARDED CONTRACT TO MANAGE FINISHED VEHICLE MIXING CENTER IN USA

27 July 2004

TPG AWARDED CONTRACT TO MANAGE FINISHED VEHICLE MIXING CENTER IN USA

Mail, express and logistics company TPG N.V., through TNT Logistics North America has been awarded a contract to manage the operation of a national mixing center in Kansas City, USA for handling finished cars, trucks and other production passenger vehicles.

The center, which is the largest of its kind anywhere in the country, receives finished vehicles from more than 20 Ford Motor Company manufacturing plants across the U.S. and Canada.  “The operation essentially functions as a giant cross-dock (sort of a warehouse) for mixing and merging railcars as well as automobiles within railcars and ensuring that they will be processed to the required destination “ said Todd Pye, manager of rail sector business development, TNT Logistics North America.  “The objective is to switch and build trains of these finished automobiles that all have the same rail hub as their destination.”  TNT will process automobiles destined for approximately 50 ramps. From these ramps, the finished automobiles are destined for automobile dealerships in various regions of the country.

165 TNT employees will process more than 600,000 automobiles through the center annually. While this is not TNT’s first finished vehicle operation, it is the largest in size and scope for the company.  “We’re one of the largest and most tenured providers of automotive logistics services,” said Jeff Hurley, managing director TNT Logistics North America.  “Nearly fifty percent of our business is in support of auto manufacturers, their suppliers and after market parts distribution.  In the case of the mixing center, TNT has already been working with Ford for several years, providing a significant portion of the inbound production parts for their plant in Kansas City.”

Notes to the editor:

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 162,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of € 11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 28 July 2004